UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number: 001-11294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUM GROUP 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unum Group

1 Fountain Square

Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Unum Group 401(k) Retirement Plan

Years Ended December 31, 2009 and 2008

With Report of Independent Registered Public Accounting Firm

Unum Group 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee

Unum Group 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Unum Group 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 25, 2010

Statements of Net Assets Available for Benefits

Unum Group 401(k) Retirement Plan

	December 31
	2009	2008
Assets
Investments, at Fair Value	$712,152,747	$559,434,386

Accounts Receivable – Securities Sold	426,268	—

Net Assets Available for Benefits, at Fair Value	712,579,015	559,434,386

Adjustment from Fair Value to Contract Value for Investment in Collective Trust	1,587,239	5,008,171

Net Assets Available for Benefits	$714,166,254	$564,442,557

See notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Unum Group 401(k) Retirement Plan

	Year Ended December 31
	2009	2008
Contributions
Participants	$41,078,668	$41,200,216
Employer Matching	18,106,941	17,054,309
Settlement – Note 8	—	4,873,429

Total	59,185,609	63,127,954

Investment Income	15,106,287	22,348,667
Net Appreciation (Depreciation) in Fair Value of Investments	105,603,923	(213,272,777)
Distributions to Participants	(29,893,055)	(37,541,088)
Administrative Fees	(279,067)	(228,545)

Increase (Decrease) in Net Assets	149,723,697	(165,565,789)

Net Assets Available for Benefits
Beginning of Year	564,442,557	730,008,346

End of Year	$714,166,254	$564,442,557

See notes to financial statements.

Notes to Financial Statements

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 1 - Description of the Plan

The following description of the Unum Group 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all U.S. employees of Unum Group and its U.S. subsidiaries (the Company). Participants who are regularly scheduled to work more than nineteen hours per week are eligible to participate in the Plan or once they have completed 1,000 hours of service in a 12 month consecutive period. Participants become eligible for employer-matching contributions after the completion of 1,000 hours in a 12 month eligibility computation period. The Plan sponsor is the Company. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The Plan is administered by the Company, which is responsible for overseeing the administration and operation of the Company’s qualified benefit plans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Dependent upon the employee’s annual earnings, eligible employees may elect to contribute 1 percent to 25 percent of their annual compensation, including sales-based incentive payouts, on a pretax basis. The Company matches 100 percent of participant contributions up to 3 percent of each participant’s pay period compensation contributed, plus 50 percent of participant contributions on the next 2 percent of the participant’s pay period compensation contributed, for a maximum match of 4 percent of annual compensation after one year of service, as defined above. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of the Company. There was no discretionary contribution made in 2009 or 2008. Contributions are limited to the maximum amount allowable under the Code, which was $16,500 and $15,500 in 2009 and 2008, respectively, and an additional $5,500 and $5,000 in 2009 and 2008, respectively, for participants age 50 or older who could elect a catch up contribution.

Effective January 1, 2010, the maximum deferral rate for eligible employees will increase to 50 percent of annual compensation. Also effective January 1, 2010, is an automatic enrollment feature for all eligible employees with a commencement date or rehire date of January 1, 2010. This feature will automatically defer 3 percent of the eligible employee’s annual compensation if an affirmative election is not made within 45 days of their commencement date or rehire date.

Participant Accounts

Each participant’s account is credited or charged with the participant’s contributions, employer matching contributions, Plan earnings, market value adjustments, and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employer and participant contributions plus actual earnings and market value adjustments thereon are immediately 100 percent vested at the date of contribution.

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 1 - Description of the Plan - Continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one year to a maximum of five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime lending rate in effect as of the first business day of such month, as provided by Reuters, plus 1 percent. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Participants or their beneficiaries may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability, or death.

Administrative Expenses

Costs of investment administration for the years ended December 31, 2009 and 2008 were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by the Company.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

In connection with our preparation of the financial statements, we evaluated events that occurred subsequent to December 31, 2009, for recognition or disclosure in our financial statements and notes to our financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on the last business day of the Plan year. The shares of mutual funds and common stock are valued at quoted market prices in an active market, which represent the net asset values (NAV) of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 2 - Summary of Significant Accounting Policies - Continued

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, which is the Fidelity Managed Income Portfolio II Class 2 Fund (MIP). The statements of net assets available for benefits present the fair value of the MIP and the adjustment from fair value to contract value. The contract value of participation units owned in the collective trust fund is based on quoted redemption values, as determined by the trustee, on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions

Distributions to participants are recorded when paid.

Accounting Updates Adopted in 2009:

Accounting Standards Codification (ASC) 105 “Generally Accepted Accounting Principles”

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Securities and Exchange Commission (SEC) rules and interpretive releases, which may not be included in their entirety within the Codification, will remain as authoritative GAAP for SEC registrants. We adopted Codification effective July 1, 2009. The adoption of Codification had no effect on the Plan’s net assets available for benefits or the change therein.

ASC 820 “Fair Value Measurements and Disclosures”

In April 2009, the FASB issued a new accounting standard, now included in ASC 820, to provide additional guidance for estimating fair value but reemphasized that the objective of fair value measurement remained an exit price. This standard provides guidance for determining whether there has been a significant decrease in the volume and level of activity in the market and provides factors for companies to consider in identifying transactions that are not orderly. The standard also discusses the necessity of adjustments to transaction or quoted prices to estimate fair value when it is determined that there has been a significant decrease in the volume and level of activity or that the transaction is not orderly. We adopted this standard effective April 1, 2009. This standard expanded our disclosures but had no effect on the Plan’s net assets available for benefits or the change therein.

In August 2009, the FASB issued an update to provide clarification concerning fair value measurements and disclosures for liabilities and, in particular, for circumstances in which a quoted price in an active market for an identical liability is not available. We adopted this update effective December 31, 2009. The adoption of this update had no effect on the Plan’s net assets available for benefits or the change therein.

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 2 - Summary of Significant Accounting Policies - Continued

In September 2009, the FASB issued an update to permit a reporting entity to measure the fair value of an investment on the basis of net asset value per share if the net asset value is calculated in a manner consistent with the measurement principles of U.S. GAAP for investment companies. This update also requires disclosures by major category of investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments, any unfunded commitments, and the investment strategies of the investees. We adopted this update effective December 31, 2009. The adoption of this update had no effect on the Plan’s net assets available for benefits or the change therein.

ASC 855 “Subsequent Events”

In May 2009, the FASB issued a new accounting standard, now included in ASC 855, to provide subsequent events guidance. This topic was previously addressed only in the auditing literature, and is largely similar to the auditing guidance with limited exceptions which are not intended to result in significant changes in practice. We adopted this standard effective June 30, 2009. The FASB issued an update in February 2010 to remove the requirement, for certain entities, to disclose the date through which subsequent events have been evaluated. This standard and update had no effect on the Plan’s net assets available for benefits or the change therein.

Accounting Updates Adopted in 2008:

ASC 820 “Fair Value Measurements and Disclosures”

In September 2006, the FASB issued a new accounting standard, now included in ASC 820, to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. We adopted this standard effective January 1, 2008. The adoption of this standard had no effect on the Plan’s net assets available for benefits or the change therein.

Accounting Updates Outstanding:

ASC 820 “Fair Value Measurements and Disclosures”

In January 2010, the FASB issued an update to require a number of additional disclosures regarding fair value measurements. Specifically, the update requires a reporting entity to disclose the amounts of significant transfers between Level 1 and Level 2 of the three tier fair value hierarchy and the reasons for these transfers, as well as the reasons for any transfers in or out of Level 3, effective for annual and interim periods beginning after December 15, 2009. The update also requires information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances, and settlements on a gross basis, effective for annual and interim periods beginning after December 15, 2010. The adoption of this update will have no effect on the Plan’s net assets available for benefits or the change therein.

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 3 - Fair Value Measurements

Financial instruments measured at fair value are categorized into a three-level classification. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management. Financial assets and liabilities presented at fair value generally are categorized as follows:

•	Level 1 – Inputs are unadjusted and represent quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

•	Level 3 – Inputs are unobservable and supported by little or no market activity.

The Company uses the following methods and assumptions in estimating the fair values of the Plan’s financial instruments:

Mutual Funds: Fair values equal the NAV of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified as Level 1.

Collective Investment Trust (MIP): The MIP is a stable value common collective trust that seeks the preservation of capital as well as a competitive level of income over time. To achieve this objective, the trust invests in money market funds, various debt and fixed income securities, and wrap contracts. Fair values of the money market funds and various debt and fixed income securities are determined by the trustees of the MIP, using a combination of readily available and most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, security cash flows and structure, the value of underlying assets, and other observable valuation inputs as applicable. Fair values of the wrap contracts are determined by the trustees of the MIP using a discounted cash flow model that incorporates market data and recent fee bids as determined by recognized dealers. There are no redemption restrictions associated with this trust and the fair value measurements utilized are classified as Level 2.

Common Stock: Fair values equal the unadjusted quoted prices reported on the active market on which the individual securities are traded and are classified as Level 1.

Participant Loans: Fair values approximate the outstanding balance of the loans and are classified as Level 3.

Interest Bearing Cash: Interest bearing cash includes cash on hand and bank deposits such as money market accounts and certificates of deposit. Due to the short-term nature of the instruments, the stated values approximate fair value and are classified as Level 1.

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 3 - Fair Value Measurements - Continued

The categorization of the fair value measurements of the Plan’s assets, by input level, is as follows:

	December 31, 2009
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Mutual Funds
Large Cap	$243,759,985	$—	$—	$243,759,985
Mid Cap	42,453,784	—	—	42,453,784
Small Cap	14,545,899	—	—	14,545,899
International	77,457,816	—	—	77,457,816
Blended	62,575,094	—	—	62,575,094
Income	84,969,907	—	—	84,969,907
Collective Investment Trust	—	126,331,431	—	126,331,431
Common Stock
Unum Group	45,164,693	—	—	45,164,693
BrokerageLink	380,511	—	—	380,511
Participant Loans	—	—	13,586,219	13,586,219
Interest Bearing Cash	927,408	—	—	927,408

Total Assets	$572,235,097	$126,331,431	$13,586,219	$712,152,747

	December 31, 2008
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Mutual Funds
Large Cap	$186,828,567	$—	$—	$186,828,567
Mid Cap	21,084,273	—	—	21,084,273
Small Cap	8,091,187	—	—	8,091,187
International	51,665,413	—	—	51,665,413
Blended	46,790,307	—	—	46,790,307
Income	62,735,250	—	—	62,735,250
Collective Investment Trust	—	123,413,659	—	123,413,659
Common Stock
Unum Group	45,607,386	—	—	45,607,386
BrokerageLink	310,329	—	—	310,329
Participant Loans	—	—	11,929,138	11,929,138
Interest Bearing Cash	978,877	—	—	978,877

Total Assets	$424,091,589	$123,413,659	$11,929,138	$559,434,386

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 3 - Fair Value Measurements - Continued

Changes in the Plan’s assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year Ended December 31, 2009
	Beginning of Year	Loan Repayments	Benefit Payments	Loan Issuances	End of Year
Participant Loans	$11,929,138	$(5,240,137)	$(442,952)	$7,340,170	$13,586,219

	Year Ended December 31, 2008
	Beginning of Year	Loan Repayments	Benefit Payments	Loan Issuances	End of Year
Participant Loans	$11,126,788	$(5,033,013)	$(476,892)	$6,312,255	$11,929,138

Note 4 - Investments

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2009	2008
Common Stock	$7,740,572	$(7,555,670)
Mutual Funds	97,863,351	(205,717,107)

Total	$105,603,923	$(213,272,777)

Investments that represent 5 percent or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2009	2008
Fidelity MIP II Class 2 Fund*	$126,331,431	$123,413,659
Fidelity Contrafund K	111,207,688	—
PIMCO Total Return Fund Institutional Class	84,969,907	62,735,250
Spartan U.S. Equity Index Fund	67,176,571	48,009,468
Unum Group Stock Fund	45,164,693	45,607,386
MFS International Equity Fund	38,793,552	29,047,151
Fidelity Contrafund	—	90,312,664

*	Fidelity MIP II Class 2 Fund value is shown at fair value. The contract value is $127,918,670 for December 31, 2009, and

$128,421,830 for December 31, 2008.

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 5 - Related Party Transactions

The Plan allows participants the option of investing their contributions in the Unum Group Stock Fund, which consists principally of Unum Group common stock. Dividends paid on the Unum Group common shares held by the Plan were $828,973 and $622,019 for the years ended December 31, 2009 and 2008, respectively. The Plan also holds shares of mutual funds managed by the Fidelity Management Trust Company, the trustee of the Plan.

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Note 8 - Litigation

In the disclosures that follow about litigation, the name of the company specified in the original complaint is used, following the practice in the courts. Therefore, references to UnumProvident Corporation should be understood as references to Unum Group.

On April 29, 2003, the first of two identical putative class actions, Gee v. UnumProvident Corporation, et al. was filed in the Eastern District of Tennessee on behalf of the participants and beneficiaries of the Plan. The actions were later consolidated.

On January 9, 2004, plaintiffs filed a consolidated amended complaint against Unum Group, several officers and directors of Unum Group, and several alleged Plan fiduciaries on behalf of a putative class of individuals that held Unum Group stock in their Plan accounts subsequent to November 17, 1999. Plaintiffs allege that the defendants violated ERISA by making misrepresentations and omissions regarding investment in Unum Group’s stock and by acting imprudently in failing to take action to protect participants from losses sustained from investments in the Plan’s Unum Group Stock Fund.

During the first quarter of 2007, Unum Group executed a settlement agreement resolving the plan beneficiary class action titled Gee v. UnumProvident Corporation et al. The settlement agreement was subject to review by an independent fiduciary, notice to the proposed settlement class, and court approval following a fairness hearing. The settlement was concluded on March 26, 2008 and resulted in Unum Group contributing a total of $4,873,429 which was deposited in affected participants’ accounts per prescribed settlement methodology.

Notes to Financial Statements - Continued

Unum Group 401(k) Retirement Plan

December 31, 2009

Note 9 - Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$714,166,254	$564,442,557
Amounts allocated to withdrawn participants	(86,034)	—
Adjustment to report collective trust fund at fair value	(1,587,239)	(5,008,171)

Net assets available for benefits per the Form 5500	$712,492,981	$559,434,386

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year Ended December 31
2009
Distributions to participants per the financial statements	$29,893,055
Amounts allocated to withdrawn participants at December 31, 2009	86,034

Distributions to participants per the Form 5500	$29,979,089

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements to net increase per the Form 5500:

Year Ended December 31
2009
Increase in net assets per the financial statements	$149,723,697
Amounts allocated to withdrawn participants at December 31, 2009	(86,034)
Adjustment to report collective trust fund at fair value at December 31, 2009	(1,587,239)
Adjustment to report collective trust fund at fair value at December 31, 2008	5,008,171

Net increase per the Form 5500	$153,058,595

Amounts allocated to withdrawn participants are recorded in the Form 5500 for distributions that have been processed and approved for payment prior to December 31, but not paid as of that date. The adjustment to report the collective trust fund at fair value represents the difference between the contract value of the MIP as included in the statements of changes in net assets available for benefits and the fair value of the MIP as reported in the Form 5500.

Unum Group 401(k) Retirement Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) Plan Number: 002 EIN: 62-1598430 December 31, 2009
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
	Mutual Funds:
*	Fidelity Management Trust Company	Templeton Growth Advisor Class	**	$9,454,766
*	Fidelity Management Trust Company	Baron Growth	**	4,849,893
*	Fidelity Management Trust Company	Fidelity Puritan Fund	**	29,207,261
*	Fidelity Management Trust Company	Fidelity Contrafund K	**	111,207,688
*	Fidelity Management Trust Company	Fidelity Disciplined Equity Fund	**	13,645,155
*	Fidelity Management Trust Company	PIMCO Total Return Fund Institutional Class	**	84,969,907
*	Fidelity Management Trust Company	Spartan Extended Market Index	**	12,683,741
*	Fidelity Management Trust Company	Spartan International Index	**	29,209,498
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	**	67,176,571
*	Fidelity Management Trust Company	Trp Mid Cap Value Fund	**	20,440,548
*	Fidelity Management Trust Company	American Funds Growth of America R5	**	31,871,617
*	Fidelity Management Trust Company	Davis New York Venture Fund Class Y	**	19,499,056
*	Fidelity Management Trust Company	Goldman Sachs Growth Opportunities Institutional	**	9,329,495
*	Fidelity Management Trust Company	ABF Small Cap Value Fund	**	9,696,006
*	Fidelity Management Trust Company	MFS International Equity Fund	**	38,793,552
*	Fidelity Management Trust Company	Fidelity Freedom Income	**	2,519,141
*	Fidelity Management Trust Company	Fidelity Freedom 2000	**	277,759
*	Fidelity Management Trust Company	Fidelity Freedom 2005	**	306,185
*	Fidelity Management Trust Company	Fidelity Freedom 2010	**	2,785,363
*	Fidelity Management Trust Company	Fidelity Freedom 2015	**	4,879,174
*	Fidelity Management Trust Company	Fidelity Freedom 2020	**	6,479,684
*	Fidelity Management Trust Company	Fidelity Freedom 2025	**	5,185,295
*	Fidelity Management Trust Company	Fidelity Freedom 2030	**	4,540,647
*	Fidelity Management Trust Company	Fidelity Freedom 2035	**	2,449,410
*	Fidelity Management Trust Company	Fidelity Freedom 2040	**	3,584,500
*	Fidelity Management Trust Company	Fidelity Freedom 2045	**	158,869
*	Fidelity Management Trust Company	Fidelity Freedom 2050	**	201,806
*	Fidelity Management Trust Company	BrokerageLink (Self Managed Brokerage Account)	**	359,898

	Total Mutual Funds			525,762,485

	Common Stock:
*	Unum Group	Common Stock	**	45,164,693
*	Fidelity Management Trust Company	BrokerageLink	**	380,511

	Total Common Stock			45,545,204

*	Fidelity Management Trust Company	Fidelity MIP II Class 2 Fund	**	126,331,431

*	Fidelity Management Trust Company	Interest Bearing Cash	**	927,408

*	Participant Loans	Interest rates range from 4.25% to 9.25% with maturity dates through January 12, 2015	**	13,586,219

				$712,152,747

*	Indicates a party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUM GROUP 401(k) RETIREMENT PLAN

Date: June 25, 2010	/s/ Lonnie A. Etheridge
Lonnie A. Etheridge Chairman, 401(k) Benefit Finance Committee

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

FORM 11-K

UNUM GROUP 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Registered Public Accounting Firm	23